SKYLYNX COMMUNICATIONS, INC.

CONFIDENTIAL

18 November 2004

Gary Brown
CEO
SkyLynx Communications, Inc.
500 John Ringling Blvd
Sarasota, FL 34326

Dear Gary,

For personal reasons I hereby tender my resignation as Chief Operating Officer. We have accomplished many of our stated objectives and are positioned to continue this trend. The current contracts provide a solid base from which to build upon.

I wish you and the crew at SkyLynx the best.

Regards,

Kevin M Gorman